UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



16022500

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Processing Section
DEC 28 2016
Washington DC
416

| SEC FILE NUMBER |
| --- |
| 8-18333 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING November 1, 2015 (MM/DD/YY) AND ENDING October 31, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIBC World Markets Corp.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

| New York | NY | 10017 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Brown 212-667-8082
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED
2016 DEC 29 PM 3:39
SEC / TM

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp., as of October 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ISABEL YULFO
Notary Public – State of New York
No. 01YU6256560
Qualified in Richmond County
My Commission Expires 2/27/2020

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2016

## Contents



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CIBC World Markets Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and Subsidiaries (the Company) as of October 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and Subsidiaries at October 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

December 23, 2016

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2016
*(000's Omitted, Except for Share and Par Value Information)*

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 5,424 |
| Securities purchased under resale agreements, including $4,985 securities segregated in accordance with Rule 15c3-3 | 3,557,129 |
| Securities borrowed | 153,498 |
| Receivable from broker-dealers and clearing organizations | 40,845 |
| Receivable from customers | 11,017 |
| Trading assets, at fair value, including $24,992 securities segregated in accordance with Rule 15c3-3 | 289,852 |
| Intangible assets | 17,410 |
| Due from affiliates – income taxes | 49,694 |
| Due from affiliates – service fees | 22,349 |
| Other assets | 60,781 |
| Total assets | $ 4,207,999 |
| | |
| **Liabilities and shareholders' equity** | |
| Liabilities: | |
| Short-term note payable | $ 43,071 |
| Securities sold under repurchase agreements | 2,744,166 |
| Securities loaned | 146,267 |
| Payable to broker-dealers and clearing organizations | 16,738 |
| Payable to customers | 3,337 |
| Securities sold, not yet purchased, at fair value | 140,178 |
| Accrued employee compensation and benefits | 121,873 |
| Due to affiliates – service fees | 456 |
| Other liabilities and accrued expenses | 5,518 |
| | 3,221,604 |
| Shareholders' equity: | |
| Common stock, par value $0.25 per share; 6,800,000 shares authorized; 6,758,298 shares issued and outstanding | 1,690 |
| Additional paid-in capital | 918,043 |
| Retained earnings | 89,569 |
| Accumulated other comprehensive loss | (22,907) |
| | 986,395 |
| Total liabilities and shareholders' equity | $ 4,207,999 |

*See notes to consolidated statement of financial condition.*

CIBC World Markets Corp. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

October 31, 2016
*(000's Omitted)*

## 1. Organization and Significant Accounting Policies

### Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC USA Holdings Inc. ("CIBC USA"). CIBC USA is a wholly owned subsidiary of CIBC World Markets Inc. ("WMI"). WMI is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada. The Company's financial condition could have been significantly different if the Company had been autonomous.

The accompanying Consolidated Statement of Financial Condition of the Company as of October 31, 2016 has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB"). All intercompany balances have been eliminated upon consolidation. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2015.

### Nature of Business

The Company provides its clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a broker and dealer in securities.

### Securities and Commodities Transactions

The Company executes trades in securities for customers on both an agency and principal basis. Agency transactions result in the recording of commissions revenue, while principal trades result in the recording of trading revenue. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Company transactions in securities and commodities are recorded on a trade date basis.

**1. Organization and Significant Accounting Policies (continued)**

**Trading Assets and Securities Sold, Not Yet Purchased**

Trading assets and securities sold, not yet purchased, are recorded at fair value. The fair values of trading positions are based on the amount at which the instrument could be exchanged in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

**Investment Banking and Advisory**

Investment banking and advisory revenues include gains, losses and fees which are net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking and advisory revenues also include fees earned from providing merger and acquisition, financial restructuring and advisory services. Investment banking management fees are recorded on the offering date, while sales concessions and underwriting fees are recorded at the time the underwriting is irrevocable and when income is reasonably determinable. Advisory fees are recognized as revenue when related services are completed.

**Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements**

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

*(000's Omitted)*

## 1. Organization and Significant Accounting Policies (continued)

### Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements (continued)

The Company's policy is to take possession of securities purchased under resale agreements, except under tri-party agreements where they are held by a third party custodian. Securities purchased under resale agreements and securities sold under repurchase agreements with the same counterparty are reported on a net basis on the Consolidated Statement of Financial Condition if the conditions of ASC 860, *Transfers and Servicing*, are met.

### Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned.

The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are recorded at contract value on the Consolidated Statement of Financial Condition. Securities borrowed and securities loaned transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

## 1. Organization and Significant Accounting Policies (continued)

### Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Collateral accepted from securities purchased under resale agreements, and securities borrowed transactions is used to cover short positions, to enter into secured financing transactions, and to satisfy deposit requirements with clearing organizations.

### Furniture, Fixtures, Equipment, Software, and Leasehold Improvements

Furniture, fixtures, equipment, software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets on the Consolidated Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment is provided on a straight-line basis over a period of 3 to 7 years and software is provided on a straight-line basis over a period of 5 to 10 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

### Intangible Assets

Goodwill is not amortized, but it is tested, at least annually, for impairment, or when events or circumstances indicate a potential impairment, at the reporting unit level. A reporting unit is a business segment or one level below a business segment. If a qualitative analysis indicates that there may be an impairment, a quantitative analysis is performed. The quantitative impairment test for goodwill utilizes a two-step approach. The first step of the goodwill impairment test involves comparing the undiscounted cash flows of each reporting unit with its carrying value, including goodwill. If the undiscounted cash flows of the reporting unit exceeds its carrying value, goodwill is not considered impaired. However, if the carrying value of the reporting unit

*(000's Omitted)*

## 1. Organization and Significant Accounting Policies (continued)

### Intangible Assets (continued)

exceeds its undiscounted cash flow, the second step must be performed to measure the potential impairment by comparing the difference between the carrying amount and fair value. For the year ended October 31, 2016, there was no impairment charge as a result of the Company's qualitative analysis.

### Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, asset impairment, contingent liabilities and employee pension and post-retirement benefits. Actual results could differ from these estimates and assumptions.

### Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date.

### Income Taxes

The Company uses the asset and liability method to provide for deferred income taxes. The asset and liability method requires that deferred income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. These temporary differences as well as unused tax losses and other tax attributes are tax-effected at rates expected to be in effect in the taxation year when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce any deferred income tax asset to an amount that is more-likely-than-not to be realized.

## 1. Organization and Significant Accounting Policies (continued)

### Accounting for Uncertainty in Income Taxes

ASC 740, *Income Taxes* ("ASC 740"), requires that an entity recognize in the Consolidated Statement of Financial Condition the impact of a tax position, if that position is more-likely-than-not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position are measured at an amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination.

### Share-Based Payments

The Company provides compensation to certain employees in the form of stock options, restricted share-based awards ("RSAs") and/or performance share units ("PSUs"). In addition, forfeitures are required to be estimated upfront in the year an award is granted and are periodically reassessed and adjusted to reflect actual forfeitures.

The holders of RSAs and PSUs are entitled to receive a cash dividend based on the dividends declared on the common stock of CIBC for awards granted prior to December 2015. For RSAs and PSUs granted in December 2015 and later, employees receive dividend equivalents in the form of additional units of RSAs and PSUs.

*(000's Omitted)*

**1. Organization and Significant Accounting Policies (continued)**

**Limited Partnerships**

According to ASC 810, *Consolidation* ("ASC 810"), variable interest entities ("VIEs") lack one or more of the characteristics of a voting interest entity. Under ASC 810, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. The Company does not hold any investments in entities considered to be VIEs.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by ASC 323, *Investments – Equity Method and Joint Ventures*. This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent.

The Company uses the accounting guidance issued by ASC 810 when determining whether a general partner controls a limited partnership. ASC 810 is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The Company invests as a general partner in partnership structures that have another unrelated general partner. They work jointly to manage the partnership. Neither general partner can individually control or direct the actions of the partnership, therefore the Company's interest in these partnerships are accounted for under the equity method.

**1. Organization and Significant Accounting Policies (continued)**

**Accounting for Defined Benefit Pension and Other Post-retirement Plans**

ASC 715, *Compensation – Retirement Benefits* ("ASC 715"), requires an entity to recognize the over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its Consolidated Statement of Financial Condition and to recognize changes in that funded status in the year in which the changes occur as a component of accumulated comprehensive loss. ASC 715 also requires an entity to measure the funded status of a plan at the Consolidated Statement of Financial Condition date. The Company recognized the underfunded pension plan status in accrued employee compensation and benefits on the Consolidated Statement of Financial Condition.

**Fair Value Measurements**

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. The Company has disclosed the fair value measurements by level within the hierarchy in Note 7.

**Netting**

Options are recognized on a gross basis on the Consolidated Statement of Financial Condition within Trading assets, at fair value and Securities sold, not yet purchased. The fair value of options does not include the netting of collateral held, if any.

**Offsetting Financial Instruments**

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

*(000's Omitted)*

**1. Organization and Significant Accounting Policies (continued)**

*Future Accounting Pronouncements*

ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") issued in May 2014, provides principles for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14 to defer the effective date by one year with early adoption permitted as of the original effective date. ASU 2014-09 will be effective for annual periods beginning after December 15, 2017. In addition, the FASB issued ASU 2016-08, ASU 2016-10, and ASU 2016-12 in March 2016, April 2016, and May 2016, respectively, to help provide interpretive clarifications on the new guidance in ASC Topic 606. The Company is currently evaluating the impact of the future adoption of the standard on the Company's Consolidated Statement of Financial Condition.

ASU 2014-15, *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* ("ASU 2014-15"), requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued. If conditions or events indicate it is probable that an entity will be unable to meet its obligations as they become due within one year after the financial statements are issued, the update requires additional disclosures. The update is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The adoption of ASU 2014-15 will not materially impact the Consolidated Statement of Financial Condition.

*(000's Omitted)*

**1. Organization and Significant Accounting Policies (continued)**

*Future Accounting Pronouncements (continued)*

ASU 2016-02, *Leases* ("ASU 2016-02"). In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense in the statements of earnings. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is still evaluating the impact of future adoption of ASU 2016-02 on the Company's Consolidated Statement of Financial Condition.

*(000's Omitted)*

**1. Organization and Significant Accounting Policies (continued)**

*New Accounting Pronouncements*

ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* ("ASU 2014-11"), changes the accounting for repurchase and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions and requires new disclosures for repurchase (repo) agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings. These disclosures include information about the types of assets pledged and the relationship between those assets and the related obligation to return the proceeds. The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales are effective for the first interim and annual reporting periods beginning after December 15, 2014. The additional disclosures for securities financing transactions are required for annual reporting periods beginning after December 15, 2014 and for interim reporting periods beginning after March 15, 2015. The adoption of ASU 2014-11 did not materially impact the Consolidated Statement of Financial Condition. For these additional disclosures refer to Note 6 on the Company's Consolidated Statement of Financial Condition.

*(000's Omitted)*

## 2. Cash and Cash Equivalents

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major banks or the Parent. Cash equivalents are highly liquid overnight deposits held in the ordinary course of business.

## 3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2016 are as follows:

| | | |
|---|---|---|
| Receivable from broker-dealers and clearing organizations: | | |
| Clearing organizations | $ | 27,589 |
| Securities failed to deliver | | 2,557 |
| Investment banking receivable | | 4,993 |
| Interest and dividends | | 219 |
| Net trade date accrual | | 4,275 |
| Other | | 1,212 |
| | $ | 40,845 |
| Payable to broker-dealers and clearing organizations: | | |
| Clearing organizations | $ | 6,072 |
| Securities failed to receive | | 473 |
| Investment banking payable | | 1,955 |
| Interest and dividends | | 119 |
| Broker-dealers | | 8,119 |
| | $ | 16,738 |

Securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

*(000's Omitted)*

**4. Receivable from and Payable to Customers**

Receivable from and payable to customers include amounts due or owed on cash transactions. Securities owned by customers are held as collateral for these receivables.

**5. Intangible Assets**

In 2012, CIBC Inc. ("Inc"), an affiliated company, entered into an asset purchase agreement to acquire the business of Griffis and Small, LLC, a Houston-based advisory firm specializing in acquisitions and divestures in the exploration and production sectors. In fiscal year 2014, Inc transferred this advisory business along with 10 employees and the related goodwill of $17,410 to the Company.

There was no goodwill impairment for the year ended October 31, 2016. In management's opinion, the goodwill represents the synergies that result from integrating the advisory business into the Company, which the Company believes is complementary to its existing business and return profile.

**6. Secured Financing Transactions**

At October 31, 2016, the fair value of collateral accepted under securities purchased under resale agreements and securities borrowed transactions was $3,766,546 all of which was sold or re-pledged.

In transactions where the Company acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At October 31, 2016, the Company had pledged securities with a fair value of approximately $1,809 against borrowed securities with a fair value of approximately $1,774 under these arrangements.

Securities purchased under resale agreements with a market value of $4,985 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

**6. Secured Financing Transactions (continued)**

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the Consolidated Statement of Financial Condition only when it has an enforceable legal right to offset the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by U.S. government securities and have terms ranging from overnight to a longer or unspecified period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

*(000's Omitted)*

## 6. Secured Financing Transactions (continued)

The following tables provide the gross obligation relating to securities sold under repurchase agreements and securities loaned by the class of collateral pledged and by remaining contractual maturity as of October 31, 2016.

**Securities sold under repurchase agreements and securities loaned – by class of collateral pledged.**

| | October 31, 2016 |
|---|---|
| U.S. government securities | $ 2,809,779 |
| **Securities sold under repurchase agreements** | 2,809,779 |
| Canadian government and provincial bonds | 46,626 |
| Sovereign bonds | 72,916 |
| Corporate bonds | 26,725 |
| **Securities loaned** | 146,267 |
| **Total** | $ 2,956,046 |

**Securities sold under repurchase agreements and securities loaned – by remaining contractual maturity.**

| | Remaining contractual maturities | | | | |
|---|---|---|---|---|---|
| | On demand [1] | Up to 30 days [2] | 30 to 90 days | More than 90 days | Total |
| Securities sold under repurchase agreements | $ 494,101 | $2,315,678 | $ – | $ – | $ 2,809,779 |
| Securities loaned | 146,267 | – | – | – | 146,267 |
| Total | $ 640,368 | $2,315,678 | $ – | $ – | $ 2,956,046 |

[1] Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

[2] Includes overnight transactions.

*(000's Omitted)*

## 6. Secured Financing Transactions (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

| | Gross Amounts | Amounts Offset on the Consolidated Statement of Financial Condition [1] | Net Amounts Presented on the Consolidated Statement of Financial Condition | Amounts Not Offset on the Consolidated Statement of Financial Condition [2] | Net Amount |
|---|---|---|---|---|---|
| **Financial Assets** | | | | | |
| Securities purchased under resale agreements | $ 3,622,742 | $ (65,613) | $ 3,557,129 | $ (3,557,129) | $ – |
| Securities borrowed | 153,498 | – | 153,498 | (153,498) | – |
| **Financial Liabilities** | | | | | |
| Securities sold under repurchase agreements | $ 2,809,779 | $ (65,613) | $ 2,744,166 | $ (2,744,166) | $ – |
| Securities loaned | 146,267 | – | 146,267 | (146,267) | – |

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

**7. Fair Value Measurements**

**Financial instruments carried on the Consolidated Statement of Financial Condition at fair value**

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

*Level 1* – Quoted prices in active markets for identical securities.

*Level 2* – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

*Level 3* – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value:

*Common stocks, exchange-traded options and U.S. government securities*: Common stocks and exchange-traded options are valued at the closing price; U.S. government securities are valued at the last price from active markets.

*Unregistered investment companies*: The Company's investments in unregistered investment companies are valued based upon the Company's applicable ownership interest in the net assets.

*(000's Omitted)*

**7. Fair Value Measurements (continued)**

Net assets include gains/losses on underlying investments of the unregistered investment company as well as other income/expenses of the unregistered investment company.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of October 31, 2016.

| | Assets at Fair Value as of October 31, 2016 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Common stocks | $ 114,933 | $ – | $ – | $ 114,933 |
| U.S. government securities | 76,522 | – | – | 76,522 |
| Exchange-traded options | 96,547 | – | – | 96,547 |
| Unregistered investment companies | – | – | 1,850 | 1,850 |
| Total trading assets, at fair value | $ 288,002 | $ – | $ 1,850 | $ 289,852 |

| | Liabilities at Fair Value as of October 31, 2016 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| U.S. government securities | $ 50,649 | $ – | $ – | $ 50,649 |
| Common stocks | 10,278 | – | – | 10,278 |
| Exchange-traded options | 79,251 | – | – | 79,251 |
| Total securities sold, not yet purchased, at fair value | $ 140,178 | $ – | $ – | $ 140,178 |

**7. Fair Value Measurements (continued)**

There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities since October 31, 2015.

Trading assets with a market value of $24,992 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

The majority of the Company's investments in unregistered investment companies balance relates to a single company which is commencing an orderly wind down and making liquidating distributions to the company's members. The Company may not redeem this investment without prior approval from the unregistered investment company's board of directors.

*(000's Omitted)*

## 7. Fair Value Measurements (continued)

### Financial instruments not carried on the Consolidated Statement of Financial Condition at fair value

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, securities purchased under resale agreements, securities sold under repurchase agreements, short-term note payable, receivable from and payable to customers, receivable from and payable to broker-dealers and clearing organizations, securities borrowed and securities loaned. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's Consolidated Statement of Financial Condition. The following table excludes all non-financial assets and liabilities.

| | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| **Financial Assets** | | | | | |
| Cash and cash equivalents | $ 5,424 | $ 5,424 | $ 5,424 | $ – | $ – |
| Securities purchased under resale agreements | 3,557,129 | 3,616,565 | – | 3,616,565 | – |
| Securities borrowed | 153,498 | 148,779 | – | 148,779 | – |
| Receivable from broker-dealers and clearing organizations | 40,845 | 40,845 | – | 40,845 | – |
| Receivable from customers | 11,017 | 11,017 | – | 11,017 | – |

| | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| **Financial Liabilities** | | | | | |
| Short-term note payable | $ 43,071 | $ 43,071 | $ – | $ 43,071 | $ – |
| Securities sold under repurchase agreements | 2,744,166 | 2,814,152 | – | 2,814,152 | – |
| Securities loaned | 146,267 | 139,672 | – | 139,672 | – |
| Payable to broker-dealers and clearing organizations | 16,738 | 16,738 | – | 16,738 | – |
| Payable to customers | 3,337 | 3,337 | – | 3,337 | – |

**8. Securities Sold, Not Yet Purchased, at Fair Value**

The Company may sell securities short. A short sale is a transaction whereby the Company sells securities it does not own in anticipation of a decline in the market price of the securities as part of a hedging strategy or to facilitate a transaction. The Company is obligated to repurchase the securities at their market price at the time of replacement. Cash related to short sales is restricted until the securities are purchased. Short sales involve certain risks and special considerations. Possible losses from short sales differ from losses that could be incurred from the purchase of a security because losses from short sales are not limited, whereas losses from purchases cannot exceed the total amount invested.

**9. Derivative Financial Instruments**

In the normal course of business, the Company utilizes derivative financial instruments in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are impacted by the following primary underlying risks: interest rate, market and credit risks (which includes issuer and counterparty risk). The Company records its derivatives at fair value.

Notional amounts, which represent the sum of gross long and short derivatives contracts, provide an indication of the volume of the Company's derivative activity; however, they do not represent anticipated losses.

The notional or contractual amounts below do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

Similarly, the notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

*(000's Omitted)*

**9. Derivative Financial Instruments (continued)**

**Options**

The Company enters into option transactions to facilitate client orders, hedge Company risk and for investment purposes. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options contracts purchased require the payment of premiums in exchange for the right to purchase or sell underlying instruments at various strike prices and maturities. When the Company purchases options, the premium paid by the Company is recorded as an asset and is subsequently adjusted to the fair value of the option purchased.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price. Alternatively, the Company would provide a cash settlement to the holder in the amount of the difference between the strike price of the option and the current market value. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the price of the underlying instruments. When the Company writes options, the premium received by the Company is recorded as a liability and is subsequently adjusted to the fair value of the option written.

If a written put option is exercised, the premium received reduces the cost basis of the security purchased by the Company.

*(000's Omitted)*

**9. Derivative Financial Instruments (continued)**

**Options (continued)**

The contractual or notional amounts of exchange-traded options as of October 31, 2016 are set forth below:

| | Notional | Fair Value |
|---|---|---|
| Exchange-traded options: | | |
| Purchased | $ 3,943,502 | $ 96,547 |
| Written | $ 4,280,922 | $ 79,251 |

Exchange-traded options are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of exchange-traded options purchased and written at October 31, 2016 are included in trading assets, at fair value and securities sold, not yet purchased at fair value, respectively.

The Company presents exchange-traded options contracts on a gross basis on the Consolidated Statement of Financial Condition. Options contracts may contain legally enforceable provisions that allow for netting or setting off receivables and payables with each counterparty. The following table presents information about option assets and liabilities that are subject to such provisions and can potentially be offset on the Consolidated Statement of Financial Condition.

| | Gross Amounts | Amounts Eligible for Offset | Collateral | Net Amount |
|---|---|---|---|---|
| Exchange-traded options: | | | | |
| Purchased | $ 96,547 | $ (79,251) | $ - | $ 17,296 |
| Written | $ 79,251 | $ (79,251) | $ - | $ - |

**9. Derivative Financial Instruments (continued)**

**Futures Contracts**

The Company is subject to interest rate and equity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against changes in the value of interest rates. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Futures contracts provide reduced counterparty risk to the Company since futures are exchange-traded, and the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default.

The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with the FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total of cash and other equity deposited. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash and other equity deposited with the FCM.

## 9. Derivative Financial Instruments (continued)

### Futures Contracts (continued)

The contractual or notional amounts of exchange-traded futures contracts as of October 31, 2016 are set forth below:

| | Notional | Fair Value |
|---|---|---|
| Exchange-traded futures contracts: | | |
| Commitments to purchase | $ 1,077,054 | $ (8,617) |

The fair value of exchange-traded futures contracts at October 31, 2016 is included in receivable from and payable to broker-dealers and clearing organizations.

## 10. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, securities purchased under resale agreements and securities sold under repurchase agreements, securities loaned, trade execution and custodial services, and services related to investment banking and financial products activities.

As a member of the CIBC group of companies, the Company participates in two types of service fee arrangements including residual profit sharing service fees and infrastructure and projects service fees. Certain revenues and expenses for shared services and profits from global business activities are allocated among affiliates and the Company on an agreed-upon basis in accordance with CIBC policy.

**10. Related Party Transactions (continued)**

The Company receives residual profit sharing service fees, in which it shares profits and losses based on a methodology linked to capital at risk, support services, new issues and trading services. The residual profit split transfer pricing methodology ensures that revenue is properly shared between the Company, CIBC and its affiliates.

The Company also receives infrastructure and project allocations revenues and expenses from CIBC and its affiliates related to services provided to and received by the Company as part of the CIBC infrastructure allocations process. The services relate to securities operations, middle office, securities processing, technology support and other centrally managed processes that the Company benefits from or provides to its affiliates.

The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice. The Company does not consider payments made under these contracts to be related party transactions.

The Company has a promissory note with CIBC USA and a master demand promissory note with affiliates to fund daily operations. At October 31, 2016, the Company utilized $43,071 which is included in short-term note payable in the Consolidated Statement of Financial Condition.

The Company has a master unsecured promissory note with an affiliate to fund deposit requirements to a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3. At October 31, 2016, the Company has not utilized the note.

*(000's Omitted)*

**10. Related Party Transactions (continued)**

The following amounts related to transactions with CIBC and affiliates are included in the accompanying Consolidated Statement of Financial Condition:

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 866 |
| Securities purchased under resale agreements | | 15,429 |
| Receivable from broker-dealers and clearing organizations | | 2,743 |
| Due from affiliates – income taxes | | 49,694 |
| Due from affiliates – service fees | | 22,349 |
| Other assets | | 47,757 |
| **Liabilities** | | |
| Short-term note payable | | 43,071 |
| Securities sold under repurchase agreements | | 494,148 |
| Securities loaned | | 146,267 |
| Payable to broker-dealers and clearing organizations | | 8,160 |
| Payable to customers | | 686 |
| Due to affiliates – service fees | | 456 |

Payable to customers includes $686 related to affiliate customer payables that do not meet the definition of customer under Rule 15c3-3.

*(000's Omitted)*

**11. Liabilities Subordinated to Claims of General Creditors**

The Company has one $250,000 revolving subordinated loan which expires on July 31, 2018. The $250,000 revolving subordinated loan represents a commitment by an affiliate to fund the Company and was not utilized as of October 31, 2016 or during the year. The Company is not charged a fee for unutilized commitments.

In July 2016, the Company has added an automatic rollover provision to the revolving subordinated loan which will extend both the credit period and the maturity date an additional year unless on or before the day seven months preceding the scheduled maturity then in effect the affiliate notifies the Company, in writing, with a copy sent to FINRA, that the scheduled maturity date shall not be extended.

The revolving liability is subordinated to all existing and future claims of all non-subordinated creditors of the Company. It has been approved as regulatory capital and would constitute part of the Company's net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) if utilized by the Company.

**12. Income Taxes**

The Company is part of CIBC USA's consolidated group for purposes of filing its U.S. federal income tax return. For New York State ("NYS") and New York City ("NYC") income tax purposes, the Company is part of a general business corporation combined group with all other CIBC US affiliates.

Pursuant to a tax-sharing arrangement, CIBC USA arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from CIBC USA based upon its stand-alone U.S. federal, state, and local tax liability.

If there is a difference between the Company's separate tax provision and the cash payment made under the tax sharing arrangement, the difference is treated as a capital contribution. As of October 31, 2016, the Company recorded a capital contribution from Parent of $3,212 as additional paid-in capital.

*(000's Omitted)*

**12. Income Taxes (continued)**

Under ASC 740, temporary differences between carrying value and the tax basis of assets and liabilities are accounted for at enacted income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

As of October 31, 2016, the amount due from CIBC USA that pertains to income taxes was $49,694, recorded as due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in that amount are net deferred tax assets of $44,411. The principal temporary differences that give rise to the Company's deferred tax assets are depreciation, deferred compensation and pension.

The Company has evaluated the potential impact of ASC 740 and has concluded that there are no tax positions requiring recognition, measurement or disclosure in the Consolidated Statement of Financial Condition, nor are there any events expected over the following fiscal year that would require recognition, measurement or disclosure in the Consolidated Statement of Financial Condition. The federal income tax audits are closed for all tax years up to and including 2010 while the NYS and NYC income tax audits are closed for all tax years up to and including 2009. The statute of limitation for assessment or refund remains open for the tax years from 2011 to 2015 for Federal and 2010 to 2015 for NYS and NYC.

As of October 31, 2016, the Company has no federal, NYS and NYC net operating loss ("NOL") carryforwards.

*(000's Omitted)*

## 13. Commitments and Contingencies

### Long-Term Lease Commitments

The Company leases office space, under non-cancelable operating leases expiring on various dates between 2017 and 2025. At October 31, 2016 aggregate minimum rental commitments for non-cancelable leases are as follows:

| Year ending October 31: | | |
|---|---|---|
| 2017 | $ | 493 |
| 2018 | | 597 |
| 2019 | | 485 |
| 2020 | | 469 |
| 2021 | | 481 |
| 2022 and thereafter | | 2,178 |
| | $ | 4,703 |

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

*(000's Omitted)*

## 13. Commitments and Contingencies (continued)

### Other Commitments

The Company enters into forward starting resale agreements (agreements that have a trade date at or prior to October 31, 2016 and have a start date subsequent to October 31, 2016) primarily collateralized by U.S. Government, agency and mortgage-backed securities. At October 31, 2016, these agreements have a contract value of $100,000 which close within 31 days, $2,400,000 which close within 61 days, and $200,000 which close within 91 days. These agreements are not recorded on the Company's Consolidated Statement of Financial Condition until the start date of the transaction.

### Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position. However, the outcome of any such matters, individually or in aggregate, may be material to the Company's operating results for a particular year.

*(000's Omitted)*

**14. Employee Benefit and Other Compensation Plans**

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code. A plan participant may contribute up to 100% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service ("IRS") limitations. The Company matches up to 50% of a participant's contribution, up to 6% of the participant's base salary.

The Company provides compensation to certain employees in the form of share-based awards and/or stock options of CIBC.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent stock options on the date of grant:

| **Year ended October 31, 2016** | |
|---|---|
| Weighted-average assumptions: | |
| Risk-free interest rate | 1.34% |
| Expected dividend yield | 6.14% |
| Expected share price volatility | 17.26% |
| Expected life | 6 years |

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date.

Under the RSA and PSU plans, certain key employees are granted awards to receive the cash equivalent of CIBC common shares. In general, RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant and PSUs vest at the end of three years from the grant date.

*(000's Omitted)*

**14. Employee Benefit and Other Compensation Plans (continued)**

Under an immunization agreement with the Parent, the Parent bears the risk of any fair value changes between grant date and measurement date. Included in other assets on the Consolidated Statement of Financial Condition is $47,757 which represents the receivable from the Parent for RSAs and PSUs granted to employees. Also, included in accrued employee compensation and benefits is $32,039 due to employees for RSAs and PSUs. Both the receivable from the Parent and the amount due to employees fluctuate based on the changes in the price of CIBC common shares.

Awards are granted to employees by the Parent and are settled by the Parent. The Parent allocates the costs of these awards to the Company.

**15. Post-retirement Benefits**

**Healthcare**

Through the CIBC World Markets Retiree Health and Life Insurance Benefits Plan which is administered by an affiliate, the Company currently provides certain healthcare and life insurance benefits to eligible retired employees. Eligible retirees share in the cost of the healthcare benefits. The Company and its affiliates share in the cost of the plan based on their respective number of active employees.

The discount rates used at October 31, 2016 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effect for the retiree healthcare plan were as follows:

| **At October 31, 2016** | |
|---|---|
| Discount rate | 3.88% |
| Initial healthcare trend rate | 8.10% |

*(000's Omitted)*

## 15. Post-retirement Benefits (continued)

The retiree healthcare plan is funded on a pay-as-you-go basis. Changes in the accumulated post-retirement benefit obligation for retiree benefit plans are as follows:

| | | |
|---|---|---|
| Benefit obligation at November 1, 2015 | $ | 19,488 |
| Service cost | | 217 |
| Interest cost | | 842 |
| Actuarial loss | | 580 |
| Benefits paid | | (1,117) |
| Benefit obligation at October 31, 2016 | $ | 20,010 |

The benefit obligation related to the plan is recorded by an affiliate. The Company has paid the affiliate for its share of the obligation. Increasing the healthcare cost trend rates by one percentage point would have increased the post-retirement benefit obligation $568. A one percent decrease in healthcare cost trend rates would result in decreased post-retirement benefit obligation of $481.

### Pension Benefits

The Company, other affiliates and U.S. employees of CIBC participate in the CIBC World Markets Retirement Plan for US Employees, the CIBC Unfunded Expatriate Retirement Income Plan and the CIBC Employment Contracts (collectively the "Pension Plan"). Under IRS regulations each of the affiliated companies is jointly and severally liable for the Pension Plan. The Pension Plan is a noncontributory defined benefit plan whose benefit payment formula is generally based upon a retired employee's length of service and a percentage of qualifying compensation during the final years of employment. The Company and its affiliates share in the cost of the Pension Plan based on their respective number of active employees. The Pension Plan records do not enable the allocation of the Pension Plan by company, therefore the actuarial information presented is for the entire Pension Plan.

**15. Post-retirement Benefits (continued)**

The discount rates at October 31, 2016 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for the Pension Plan were as follows:

| **At October 31, 2016** | |
|---|---|
| Discount rate | 4.46% |
| Compensation increases | Varies by grade |
| Expected return on assets | 7.00% |

To determine the expected long-term rate of return on the Pension Plan's assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of Pension Plan assets. The affiliates' funding policy is to contribute the amount necessary to satisfy the IRS's funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those reasonably expected to be earned by employees in the future.

Benefit obligations are described in the following tables. Accumulated Benefit Obligations and Projected Benefit Obligations ("ABO" and "PBO") represent the obligations of the Pension Plan for past service as of the measurement date, October 31, 2016. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation levels.

*(000's Omitted)*

**15. Post-retirement Benefits (continued)**

The components of PBO:

| | |
|---|---|
| PBO at November 1, 2015 | $ 110,448 |
| Service cost | 2,469 |
| Interest cost | 4,790 |
| Actuarial gain | 5,976 |
| Benefits paid | (4,337) |
| PBO at October 31, 2016 | $ 119,346 |

The ABO at October 31, 2016 is $116,587.

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

*(000's Omitted)*

**15. Post-retirement Benefits (continued)**

The Pension Plan assets are described below:

| | | |
|---|---|---|
| Fair value of Pension Plan assets at November 1, 2015 | $ | 82,007 |
| Actual gain on Pension Plan assets | | 5,506 |
| Employer contributions | | 6,200 |
| Benefits paid | | (3,836) |
| Fair value of Pension Plan assets at October 31, 2016 | $ | 89,877 |

As of October 31, 2016, the Pension Plan was underfunded by $29,469, which is the difference between the fair value of Pension Plan assets and the PBO.

*(000's Omitted)*

## 15. Post-retirement Benefits (continued)

The following is a description of the valuation methodologies used for Pension Plan assets measured at fair value.

*Registered investment companies*: Valued at the net asset value ("NAV") of shares based on quoted prices in active markets for identical securities.

*Money markets:* Recorded at carrying value, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Pension Plan assets at fair value as of October 31, 2016:

| | Assets at Fair Value as of October 31, 2016 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Registered investment companies: | | | | |
| Debt index | $ 47,434 | $ – | $ – | $ 47,434 |
| Equity index | 37,420 | – | – | 37,420 |
| Money markets | – | 5,023 | – | 5,023 |
| Total assets, at fair value | $ 84,854 | $ 5,023 | $ – | $ 89,877 |

The weighted-average asset allocations are as follows:

| **At October 31, 2016** | |
|---|---|
| Debt securities | 53% |
| Equity securities | 42 |
| Other | 5 |
| Total | 100% |

## 16. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions with various counterparties. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients and to manage its exposure to market risks. These transactions include the purchase and sale of futures, and the writing of exchange-traded options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts and from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

As an agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned agreements and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As a general partner, the Company may be liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. Such liabilities, if any, for the obligations of the partnerships are not expected in the aggregate to have a material adverse effect on the Company's financial position.

*(000's Omitted)*

## 16. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The majority of the Company's transactions and its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

## 17. Net Capital Requirements

As a SEC registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker regulated by the National Futures Association, the Company is subject to the minimum net capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and in foreign locations. In the United States, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45 or the minimum amount required by the Uniform Net Capital Rule, whichever is greater.

As of October 31, 2016, the Company's net capital under the Uniform Net Capital Rule was $677,599. The amounts in excess of the greater of the minimum amount required by the Uniform Net Capital Rule or the CFTC minimum requirement, and the greater of 5% of aggregate debit items or $1,800 or the CFTC early warning level were $676,099 and $675,799 respectively.

*(000's Omitted)*

## 17. Net Capital Requirements (continued)

The financial information of the Company's subsidiaries is included in the accompanying Consolidated Statement of Financial Condition but not included in the Company's unconsolidated net capital computation.

As of October 31, 2016, these balances consisted of:

| | Totals per Unconsolidated Form 17A-5 | Subsidiary Balances | Effect of Intercompany Eliminations | Totals per Consolidated Statement of Financial Condition |
|---|---|---|---|---|
| Assets | $ 4,207,999 | $ 85 | $ (85) | $ 4,207,999 |
| Liabilities | 3,221,604 | - | - | 3,221,604 |

## 18. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the Consolidated Statement of Financial Condition, and has determined that no subsequent events have occurred that would require disclosure in the Consolidated Statement of Financial Condition or accompanying notes.